Exhibit 18

April 27, 2017
Board of Directors
The Timken Company and Subsidiaries
4500 Mt. Pleasant Street N.W.
North Canton, Ohio 44720

Ladies and Gentlemen:

Note 2 of the Notes to the Consolidated Financial Statements of The Timken Company and Subsidiaries (the Company) included in its Quarterly Report on Form 10-Q for the three month period ended March 31, 2017, describes voluntary changes in the Company’s method of accounting for actuarial gains and losses and plan assets for all of its pension and other postretirement benefit (OPEB) plans.

The change in method of recognizing actuarial gains and losses is from a method that recognizes such gains and losses in stockholders’ equity in the period incurred and amortizes them as a component of net periodic benefit cost in future periods subject to a corridor to a method that recognizes actuarial gains and losses in the income statement in the period incurred. The change in method of computing expected returns on plan assets is from a method that utilizes a calculated value of plan assets that smooths changes in the fair value of plan assets to a method that utilizes the actual fair value of plan assets. There are no authoritative criteria for determining a “preferable” method of accounting for actuarial gains and losses or of calculating expected returns on plan assets based on the particular circumstances; however, we conclude that such changes in methods of accounting are to acceptable alternative methods which, based on your business judgment to make these changes and for the stated reasons, is preferable in your circumstances. We have not conducted an audit in accordance with the standards of the Public Company Accounting Oversight Board (United States) of any financial statements of the Company as of any date or for any period subsequent to December 31, 2016, and therefore we do not express any opinion on any financial Statements of the Company subsequent to that date.

Very truly yours,

/s/ Ernst & Young LLP
Cleveland, Ohio